ATTORNEYS AT LAW • A PROFESSIONAL CORPORATION	1810 Chapel Avenue West Cherry Hill, NJ 08002 (856) 661-1900 Fax: (856) 661-1919 www.flastergreenberg.com

Markley S. Roderick, Esquire

Admitted in New Jersey & Pennsylvania

Direct Dial:  (856) 661-2265

Email:  mark.roderick@flastergreenberg.com

February 11, 2019

Filed Via EDGAR with Copy by Email

Pam Long, Office of Financial Services

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C. 20549

LongP@sec.gov

RE:	AF 2018 NPL A LLC (the “Company”)

Draft Offering Statement on Form 1-A

CIK No. 0001756950

Dear Ms. Long:

This is in response to a letter dated December 21, 2018 we received with respect to the issuer above from the Division of Corporation Finance, Office of Financial Services, without a contact name attached. When she called, my assistant was told that we should forward our response to your attention.

For clarity, we have copied below the comments from the December 21st letter and provided our response below each comment.

Also enclosed are clean and blacklined versions of the Offering Circular and the Operating Agreement reflecting the changes we’ve made in response to your comments.

This letter and the revised documents (but not the blacklined version) have also been filed through EDGAR.

Your Comment #1 – Offering Statement – Cover Page

Please revise the cover page of your offering circular to address the following:

●	Identify which disclosure format the offering circular follows. Refer to paragraph (a)(1)(ii) of Part II—Information Required in Offering Circular of Form 1-A for guidance;

●	Include the legend required by Rule 254(a) of Regulation A. Refer to paragraph (a)(4) of Part II of Form 1-A for guidance; and

●	Provide the table of securities being offered. Refer to Item 1(e) of Part II of Form 1-A for guidance.

Our Response:

We have made the requested changes.

Your Comment #2 – Offering Statement – Limitation on Rights in Investment Agreement

We note disclosure on page 6 that the waiver of jury trial provided for in your Investment Agreement does not apply to claims under the federal securities laws, however, this is not reflected in the Investment Agreement filed as Exhibit 1A-4 to your offering statement. We also note that your Operating Agreement contains a similar provision. Please revise your disclosures, as well as the Investment Agreement and Operating Agreement, to clarify that the jury trial waiver provisions appearing in the Investment Agreement and in the Operating Agreement do not apply to claims under the federal securities laws.

Our Response:

Our version of the Investment Agreement does include the language requested. I’m not sure why your doesn’t, but in any event we have re-filed our version as Exhibit 1A-4.

We have also added similar language to the Operating Agreement.

Your Comment #3 – Offering Statement – Use of Proceeds

Please revise to state the approximate amount of proceeds from this offering that you intend to use for purchasing mortgages and other assets for the Company, operating costs and management fees.

Our Response:

We have added a table with these estimates.

Your Comment #4 – Summary of Operating Agreement and Authorizing Resolution

We note the LLC Agreement provides that officers, employees, or agents of the Company do not owe any fiduciary duties to the Company or its stockholders, and that any fiduciary duties that may be implied by applicable law are expressly waived by the stockholders (including investors) and the Company. Please revise to clarify whether this limitation applies to claims made under the federal securities laws. Please also confirm that Delaware law permits such a provision, or alternatively address any questions as to enforceability specifically focusing on the enforceability of a provision that extends beyond members and managers. Last, revise to discuss more specifically what rights investors are relinquishing so that investors can fully understand the consequences of this waiver. Please make corresponding revisions to the risk factor "Limitations on Rights in Operating Agreement" on page 6.

Our Response

First, we note that claims arising under the federal securities laws – for example, a claim arising under Rule 10b-5 – have a legal basis other than an alleged breach of a fiduciary obligation, by definition, and are therefore not affected by these provisions in the Operating Agreement. Nevertheless, we have revised the Operating Agreement and the Offering Circular to clarify that these provisions do not apply to claims made under the federal securities laws. We note further that, pursuant to section 18-1101(c) of the Delaware Limited Liability Company Act, the duties (including fiduciary duties) of a member, manager or other person party to or otherwise bound by a Delaware limited liability company operating agreement may be expanded, restricted or eliminated altogether by provisions in the limited liability company operating agreement. Section 18-1101(e) of the Delaware Limited Liability Company Act further provides that the operating agreement may limit or eliminate the liability of any member, manager or other person bound by the operating agreement for breach of fiduciary duty. Finally, we have has revised the disclosures regarding the waiver and elimination of fiduciary duties to further clarify the consequences of such provisions to investors.

Your Comment #5 – Ownership Interest of Managing Member

Please revise to include the beneficial ownership table specified in Item 12 of Form 1-A. We note your disclosure that your Managing Member will own 100% of the Company’s Common Stock.

Our Response

We have added a table.

Your Comment #6 – Part III – Exhibits

Please revise the exhibit index to clarify that Exhibit 1A-6B is a form-of agreement.

Our Response

We have made that clarification.

*      *      *

Thank you for your continued attention to this matter. Please let me know if you have further questions or need additional information.

Very truly yours,

Markley S. Roderick

Enclosures

cc:	Mr. Paul Birkett (with enclosures)

Mr. Michael Zimmerman (with enclosures)

December 21, 2018

Paul Birkett

Managing Member

AF 2018 NPL A LLC

228 Park Avenue South #67157

New York, NY 10003

Re: AF 2018 NPL A LLC

Draft Offering Statement on Form 1-A

Submitted November 29, 2018

CIK No. 0001756950

Dear Mr. Birkett:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Draft Offering Statement

Cover Page

1.	Please revise the cover page of your offering circular to address the following:

●	Identify which disclosure format the offering circular follows. Refer to paragraph (a)(1)(ii) of Part II—Information Required in Offering Circular of Form 1-A for guidance;
●	Include the legend required by Rule 254(a) of Regulation A. Refer to paragraph (a)(4) of Part II of Form 1-A for guidance; and
●	Provide the table of securities being offered. Refer to Item 1(e) of Part II of Form 1-A for guidance.

Paul Birkett

AF 2018 NPL A LLC

December 21, 2018

Limitation on Rights in Investment Agreement, page 6

2.	We note disclosure on page 6 that the waiver of jury trial provided for in your Investment Agreement does not apply to claims under the federal securities laws, however, this is not reflected in the Investment Agreement filed as Exhibit 1A-4 to your offering statement. We also note that your Operating Agreement contains a similar provision. Please revise your disclosures, as well as the Investment Agreement and Operating Agreement, to clarify that the jury trial waiver provisions appearing in the Investment Agreement and in the Operating Agreement do not apply to claims under the federal securities laws.

Use of Proceeds, page 25

3.	Please revise to state the approximate amount of proceeds from this offering that you intend to use for purchasing mortgages and other assets for the Company, operating costs and management fees.

Summary of Operating Agreement and Authorizing Resolution, page 30

4.	We note the LLC Agreement provides that officers, employees, or agents of the Company do not owe any fiduciary duties to the Company or its stockholders, and that any fiduciary duties that may be implied by applicable law are expressly waived by the stockholders (including investors) and the Company. Please revise to clarify whether this limitation applies to claims made under the federal securities laws. Please also confirm that Delaware law permits such a provision, or alternatively address any questions as to enforceability specifically focusing on the enforceability of a provision that extends beyond members and managers. Last, revise to discuss more specifically what rights investors are relinquishing so that investors can fully understand the consequences of this waiver. Please make corresponding revisions to the risk factor “Limitations on Rights in Operating Agreement” on page 6.

Ownership Interest of Managing Member, page 45

5.	Please revise to include the beneficial ownership table specified in Item 12 of Form 1-A. We note your disclosure that your Managing Member will own 100% of the Company’s Common Stock.

Part III – Exhibits, page 49

6.	Please revise the exhibit index to clarify that Exhibit 1A-6B is a form-of agreement.

You may contact Michael Henderson at 202-551-3364 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Financial Services

cc: Michael Zimmerman